Organigram signs supply agreement with
Newfoundland and Labrador Liquor Corporation

MONCTON, September 14, 201pCNW/ ‐ Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that the Company has signed a supply agreement with the Newfoundland and Labrador Liquor Corporation (NLC) in anticipation of the launch of a legal, adult use recreational cannabis market in the province.

“We are pleased to have been accepted as a supplier to NLC,” says Greg Engel, Organigram’s Chief Executive Officer. “At Organigram, we are very proud of our Atlantic Canadian roots and the opportunities we have to offer our neighbours a broad choice of high‐quality cannabis products.”

According to the terms of the agreement, Newfoundland and Labrador cannabis retailers will have access to almost 100% of Organigram’s entire product portfolio. Organigram will also play a role in the province’s e-commerce plans, allowing for consumers to order directly on-line.

“As we approach legalization, we look forward to working with both the NLC and private retailers across the province to help ensure the right tools are in place to offer consumers in Newfoundland and Labrador an exceptional consumer experience,” says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653